SEC FILE NUMBER: 000-21467

CUSIP NUMBER: 69423U

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐   Form 10-Q    ☐   Form 10D    
  ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Pacific Ethanol, Inc.

Full name of registrant

N/A

Former name if applicable

400 Capitol Mall, Suite 2060

Address of Principal Executive Office (Street and number)

Sacramento, CA 95814

City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

General.  Pacific Ethanol, Inc. and its subsidiaries (collectively referred to as the “Company,” “we,” “us” or similar terms unless the context otherwise requires) are engaged in the business of marketing and producing ethanol and its co-products.  As previously disclosed, our capital needs have historically been provided to a significant extent by our existing debt financing facilities, and our continued expansion as well as the funding of our operations will require additional sources of capital.  We are presently unable to complete our consolidated financial statements for the year ended December 31, 2007, and thereby to file our Annual Report on Form 10-K for this period, because (i) a pending waiver from the lenders under our Credit Agreement, dated as of February 27, 2007 (as amended, the “Credit Agreement”), among Pacific Ethanol Madera LLC, Pacific Ethanol Columbia, LLC, Pacific Ethanol Stockton, LLC, Pacific Ethanol Magic Valley, LLC, Pacific Ethanol Holding Co. LLC, WestLB AG, New York Branch, as administrative agent, and the lenders and other parties thereto from time to time, has not yet been obtained (the “Pending Bank Waiver”) and (ii) a pending $40 million equity financing has not yet been completed (the “Pending Equity Financing”).  Each of these pending transactions is described in further detail below.

Our independent registered public accounting firm, Hein & Associates LLP, has advised us that failure to complete the Pending Bank Waiver and the Pending Equity Financing will result in a “going concern” qualification being included in their audit opinion regarding our consolidated financial statements for the year ended December 31, 2007 thereby potentially requiring adjustments to those financial statements, including, among other things, recording our obligations under our Credit Agreement as current liabilities if the Pending Bank Waiver is not obtained.  Failure to obtain the Pending Bank Waiver will permit the lenders under the Credit Agreement to pursue their remedies thereunder, including acceleration of the maturity date of the underlying borrowings.  Receipt of the Pending Equity Financing is necessary to provide adequate liquidity to fund our business.

As further described below, we are diligently pursuing the completion of the Pending Bank Waiver and the Pending Equity Financing with a view towards completing those transactions and filing our Annual Report on Form 10-K at the earliest date practicable.

The Pending Bank Waiver.  We are aware of several events or circumstances which constitute defaults under the Credit Agreement and for which we are seeking waivers from our lenders, including:

•
When filed, we expect that our Annual Report on Form 10-K will disclose the existence of a material weakness in our internal control over financial reporting due to an error our auditors discovered related to the accrual of construction-related invoices in the fourth quarter of 2007.  Amounts totaling $8.2 million were incorrectly recorded in January 2008 for purposes of our internal financial statements when they should have been accrued in December 2007.  The error, which constituted a material weakness, involved accruals to the CIP (construction in progress) account and corresponding accruals to current liabilities.  The error affected the consolidated balance sheet only.  There was no income statement or statement of cash flows effect, nor was there any impact on the construction budgets.  We have instituted actions designed to remediate this material weakness.  Unless waived, the Company’s disclosure of any “material weakness in its internal controls” in our Annual Report on Form 10-K will be a default under the Credit Agreement.

•
Pursuant to the terms of the Credit Agreement, we are generally required to deposit all revenues related to the production facilities financed under this agreement in segregated revenue accounts which are controlled by our lenders.  The Credit Agreement includes specific covenants governing our use of those funds.  On Wednesday, March 12, 2008, our senior management was informed that an unauthorized deviation from the Credit Agreement requirements related to the segregated revenue accounts had occurred.  These actions were apparently undertaken for the purpose of optimizing our cash position but without regard to the covenants in the Credit Agreement.  Our review to date has established that these actions took place beginning in August 2007.  Remedial actions have been taken to rectify this control deficiency and prevent its recurrence, including the reassignment of cash management responsibilities to our chief financial officer.  Since at all times the misdirected funds remained within our consolidated financial group, we do not believe that these unauthorized internal cash transfers caused our consolidated results of operations to be misstated.  However, unless waived, these actions resulted in a violation of a number of covenants in the Credit Agreement and the conditions which permitted these actions to occur may involve one or more additional material weaknesses in our internal control over financial reporting.  Based on the analysis completed to date, we believe that the net amount of cash which was diverted from the segregated revenue accounts to other internal uses was approximately $3.9 million as of February 29, 2008 (the “Deposit Shortfall”), which constitutes a default of the Credit Agreement.

•
The Credit Agreement required that, on the dates of the initial fundings for the Madera and Boardman plants, a designated debt service reserve related to the loans for such borrower should have been deposited into the debt service reserve account controlled by the lenders.  This amount, $3.4 million in the aggregate (the “DSR Shortfall”), has not been deposited as required by the Credit Agreement, which constitutes a default of the Credit Agreement.

•	Unless waived, the Credit Agreement limits us to no more than seven separate Eurodollar loans outstanding at any time. There are presently eight such loans outstanding.

•
The Credit Agreement provides that the “final completion” of the Madera plant and Boardman plant should already have occurred.  One of the conditions to “final completion” is that the borrowers pay all remaining project costs related to the construction of the particular plant.  We are still in the process of negotiating final payments with our contractors.  We are proposing to agree with our lenders to achieve “final completion” on or prior to May 16, 2008.  As previously disclosed, both plants have been put into operation notwithstanding the failure to achieve “final completion” on time, however that failure constitutes a default of the Credit Agreement.

The agent bank for the Credit Agreement is aware of the foregoing and has advised us and the other lenders party to the Credit Agreement that it supports a waiver of the defaults described above.  A written waiver request was presented to our bank lending group on March 16, 2008 and we are awaiting the approval of this waiver by the requisite lenders, representing lenders of at least a majority of the amounts committed under the Credit Agreement.  If the waiver is approved, we will be obligated to pay the lenders under the Credit Agreement a consent fee in an amount that has not yet been finalized, but which we are estimating to be approximately $500,000.  As of March 17, 2008, there was $129.5 million principal amount outstanding under the Credit Agreement.

We have also advised our lenders under the Credit Agreement that we will deposit the Deposit Shortfall and the DSR Shortfall, aggregating $7.3 million, in the proper accounts.  Funding this payment will further significantly strain our present extremely limited liquidity position.

The Pending Equity Financing.  On March 18, 2008, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lyles United, LLC (the “Purchaser”).  The Purchase Agreement provides for the sale by us and the purchase by the Purchaser of (i) 2,051,282 shares of our Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”) at $19.50 per share, all of which would initially be convertible into an aggregate of 6,153,846 shares of our common stock based on an initial three-for-one conversion ratio, and (ii) a warrant (the “Warrant”) to purchase an aggregate of 3,076,923 shares of the our common stock at an exercise price of $7.00 per share, for an aggregate purchase price of $40 million.  The Warrant is to be exercisable at any time during the period commencing on the date that is six months and one day from the date of the Warrant and ending ten years from the date of the Warrant.  The form of Warrant contains customary anti-dilution provisions for stock splits, stock dividends and the like and other customary terms and conditions.

The Purchase Agreement includes customary representations and warranties on the part of both the Company and the Purchaser and other customary terms and conditions.  The closing under the Purchase Agreement is subject to numerous customary closing conditions, as well as the following conditions:

•
the Company shall have received any and all consents, waivers or approvals from the holders of its Series A Cumulative Redeemable Convertible Preferred Stock necessary to issue and deliver the Series B Preferred Stock, the Warrant, and the related dividend shares, conversion shares and warrant shares and to consummate the transactions contemplated under the proposed certificate of designations and the related transaction documents;

•
the Borrower’s (as defined in the Credit Agreement, and who are indirect subsidiaries of the Company) receipt of waivers from a sufficient number of lenders party to the Credit Agreement waiving all defaults under the Credit Agreement existing as of March 17, 2008, in a form substantially satisfactory to the Purchaser;

•
after giving effect to the waivers described above, on the closing date there shall be no Defaults or Events of Default (as defined in the Credit Agreement) under the Credit Agreement, nor any defaults or events of default under any other loan agreement to which the Company or any of its affiliates are party;

•
the filing of the Company’s Form 10-K for the year ended December 31, 2007 on or prior to March 31, 2008 with an audit opinion from the Company’s independent registered public accounting firm contained therein unqualified as to the Company’s ability to continue as a “going concern”;

•
the Company shall not have restated any of the Company’s financial statements nor shall the Company have filed a Form 8-K with the Securities and Exchange Commission pursuant to Item 4.02 thereunder with respect to any of the Company’s financial statements filed with the Securities and Exchange Commission;

•	no class action securities litigation shall have been commenced against the Company; and

•	the Company’s common stock shall be listed for trading on The NASDAQ Global Market.

While our intention is to close Pending Equity Financing as soon as practicable, the closing conditions must in any event be met (or waived) in full prior to April 30, 2008, otherwise the Purchaser shall not be required to proceed with the closing and the Purchase Agreement will terminate and be of no further force or effect.

Form 8-K.  Concurrently with the filing of this form, we are filing a Current Report on Form 8-K to, among other things,

•	Report the presently unwaived defaults under the Credit Agreement as summarized above; and

•	Further describe the terms of the Purchase Agreement, the Series B Preferred Stock, the Warrant and related matters

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Wright	(916)	403-2123
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by our independent auditors.  The Company’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

Three Months Ended December 31, 2007

The Company anticipates reporting net sales of approximately $130.4 million for the fourth quarter of 2007 as compared to net sales of $80.6 million for the same period in 2006.  The increase in net sales resulted primarily from an increase in the volume of ethanol sold by the Company and was partially offset by lower average sales prices.  The volume of ethanol sold by the Company in the fourth quarter of 2007 increased by approximately 82% as compared to the same period in 2006 and by approximately 16% as compared to the third quarter of 2007.  The Company’s average sales price of ethanol decreased by $0.29 per gallon, or 13%, to $1.97 per gallon in the fourth quarter of 2007 from an average sales price of $2.26 per gallon in the same period in 2006.

The Company anticipates reporting gross profit of approximately $1.7 million for the fourth quarter of 2007 as compared to gross profit of $11.7 million for the same period in 2006.  The Company anticipates reporting that its gross profit margin was approximately 1.3% for the fourth quarter of 2007 as compared to a gross profit margin of 14.6% for the same period in 2006.  The decline in the Company’s gross profit and gross profit margins was primarily due to a lower average sales price of ethanol, as discussed above, and significantly higher corn costs.

The Company anticipates reporting a net loss of approximately $14.7 million for the fourth quarter of 2007 as compared to a net loss of $3.1 million for the same period in 2006.  The Company anticipates that its net loss will include non-cash expenses of approximately $4.4 million from interest rate derivatives related to future periods and approximately $2.0 million from write-downs of deferred financing fees associated with the Company’s suspension of construction at its Imperial Valley facility near Calipatria, California.  The Company also anticipates its net loss will include a gain of approximately $0.9 million from mark-to-market adjustments for commodity derivatives related to future periods.

The Company anticipates reporting loss available to common stockholders of approximately $15.8 million for the fourth quarter of 2007, net of preferred stock dividends, as compared to a loss available to common stockholders of $4.2 million for the fourth quarter of 2006.

The Company anticipates reporting a diluted net loss per common share of approximately $0.39 for the fourth quarter of 2007 as compared to a net loss per common share of $0.11 for the same period in 2006.  The Company had 40.1 million weighted-average basic and diluted shares outstanding for the fourth quarter of 2007.

Year Ended December 31, 2007

The Company anticipates reporting net sales of approximately $461.5 million for the year ended December 31, 2007 as compared to net sales of $226.4 million for 2006.  The increase in net sales resulted primarily from an increase in the volume of ethanol sold by the Company and was partially offset by lower average sales prices.  The volume of ethanol sold by the Company in year ended December 31, 2007 increased by approximately 87% as compared to 2006.  The Company’s average sales price of ethanol decreased by $0.13 per gallon, or 6%, to $2.15 per gallon in the year ended December 31, 2007 from an average sales price of $2.28 per gallon in 2006.

The Company anticipates reporting gross profit of approximately $32.9 million for the year ended December 31, 2007 as compared to gross profit of $24.8 million for 2006.  The Company anticipates reporting that its gross profit margin was approximately 7.1% for the year ended December 31, 2007 as compared to a gross profit margin of 11.0% for 2006.  The decline in the Company’s gross profit and gross profit margins were primarily due to a lower average sales price of ethanol, as discussed above, significantly higher corn costs and derivative losses from locking in margins during the year.

The Company anticipates reporting a net loss of approximately $14.4 million for the year ended December 31, 2007 as compared to a net loss of $0.1 million for 2006.  The Company anticipates that its net loss will include a non-cash expense of approximately $5.4 million from interest rate derivatives related to future periods, approximately $3.0 million from mark-to-market adjustments for commodity derivatives related to future periods, approximately $2.9 million from amortization of intangible assets related to the Company’s acquisition of Front Range Energy, LLC, and approximately $2.0 million from write-downs of deferred financing fees associated with the Company’s suspension of construction at its Imperial Valley facility near Calipatria, California.

The Company anticipates reporting loss available to common stockholders of approximately $18.6 million for the year ended December 31, 2007, net of preferred stock dividends, as compared to a loss available to common stockholders of $87.1 million for 2006, of which $84.0 million was a non-cash deemed dividend resulting from the Company’s issuance of its Series A Cumulative Redeemable Convertible Preferred Stock in the second quarter of 2006.

The Company anticipates reporting a diluted net loss per common share of approximately $0.47 for the year ended December 31, 2007 as compared to a net loss per common share of $2.50 for 2006, the latter of which included the non-cash deemed dividend described above.  The Company had 39.9 million weighted-average basic and diluted shares outstanding for the year ended December 31, 2007.

Liquidity and Capital Resources

The Company presently has extremely limited liquidity and requires substantial additional financing to conduct its operations and achieve its business objectives.  If the Company is unable to obtain substantial additional financing, it will be unable to achieve its business objectives, will be forced to delay or abandon the construction of one or more plants and may be forced to delay or abandon its plant expansion program in its entirety.  The Company’s inability to raise substantial additional financing will also materially hamper its ongoing operations and have a material adverse effect on the Company’s results of operations, liquidity and cash flows.  In addition to the $40.0 million Pending Equity Financing described above, the Company is presently exploring other potential sources of new financing to provide additional working capital for its business and for the repayment of liabilities.

As discussed above, the Company recently raised $30.0 million in debt financing from Lyles United, LLC and has signed an agreement with this investor in respect of the Pending Equity Financing.  However, the closing of the Pending Equity Financing is subject to numerous customary closing conditions as well as closing conditions distinct to that transaction, many of which are beyond the Company’s control.  Accordingly, the Company may be unable to successfully close the Pending Equity Financing.

The Company is currently in default under its Credit Agreement for the construction and financing of ethanol facilities.  The Company is endeavoring to obtain the Pending Bank Waiver in respect of its defaults from its lenders.  Failure to obtain the Pending Bank Waiver would permit the lenders under the Credit Agreement to pursue remedies thereunder, including acceleration of the maturity date of the underlying borrowings.  In addition, if the Company is unable to obtain these waivers, it will be required to reclassify a substantial amount of long-term debt as short-term.  Obtaining the Pending Bank Waiver is a condition to the closing of the Pending Equity Financing.

The Company’s need for additional capital is due to numerous factors that arose or that the Company identified in the fourth quarter of 2007.  The Company experienced higher than forecast construction costs at its Burley, Idaho and Stockton, California facilities as a result of unanticipated change orders.  The Company also incurred higher costs related to the completion of “punch list” items at the Company’s Boardman, Oregon facility and costs related to the suspension of the Company’s Imperial Valley facility near Calipatria, California.  In aggregate, the cost overruns that arose or that were identified in the fourth quarter of 2007 were approximately $27 million.  In addition, funding under the construction loan facility of the Credit Agreement will occur later than previously anticipated.  Consequently, the Company expects to fund approximately $29 million for the ongoing construction of its Burley and Stockton facilities.  A significant portion of the $29 million is expected to be recovered upon completion of the Burley and Stockton facilities, at which time the Company expects to draw additional loan proceeds under the terms of its existing Credit Agreement.  In addition to the above factors, the Company also continued to experience adverse ethanol market conditions in the fourth quarter of 2007 and extending into 2008 resulting in cash generated from operations being lower than originally forecast.

Stockholders Equity.

As of December 31, 2007, the Company had stockholders equity of approximately $282,286,000 and 40,606,214 shares were outstanding.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Pacific Ethanol, Inc. and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or on what terms we will be able to obtain the Pending Bank Waiver, complete the Pending Equity Financing and complete and file our Annual Report on Form 10-K, as well as whether or not our final audited financial results as of, and for the year ended December 31, 2007, will comport with the preliminary information summarized herein.  Receipt of the Pending Bank Waiver requires the consent of the requisite percentage of our lenders and we may be required to make financial concessions beyond the waiver fee presently contemplated in order to obtain the waiver.  The Pending Equity Financing is subject to conditions to closing which must be satisfied before those funds are released and over which we do not have control.  Also, during the finalization of our Annual Report on Form 10-K we may identify further events which constitute material weaknesses in our internal control over financial reporting or other events which would constitute further breaches of the Credit Agreement requiring the receipt of one or more additional waivers from our lenders.  We can not assure you that any such waivers could be obtained or, if obtained, the terms thereof, or that we will not receive a qualified audit opinion from our independent registered public accounting firm.  In the absence of the waiver we will be required to reclassify the obligations under the Credit Agreement as short-term debt in our financial statements.  Further, the receipt of the Pending Equity Financing is necessary to stabilize our liquidity position.  Material risks and uncertainties exist regarding these matters, and we can not assure you that these transactions and filings will be completed on the terms described herein, or at all. In addition, investors should also review the factors contained in the “Risk Factors” section of Pacific Ethanol’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2007.

Pacific Ethanol, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2008	By:	/s/ Christopher W. Wright
	Name:	Christopher W. Wright
	Title:	Vice President, General Counsel & Secretary